UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 11-K
                                  ---------

              FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                      FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the transition period from _____ to _____

                           COMMISSION FILE NUMBER 0-362

                FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN
                               (FULL TITLE OF THE PLAN)

                            FRANKLIN ELECTRIC CO., INC.
                 (EXACT NAME OF ISSUER AS SPECIFIED IN ITS CHARTER)

               INDIANA                                       35-0827455
    (STATE OR OTHER JURISDICTION OF                       (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NO.)

        400 EAST SPRING STREET                                 46714-3798
           BLUFFTON, INDIANA                                   (ZIP CODE)
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                 (219) 824-2900
                 (ISSUER'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                             TABLE OF CONTENTS

                                                                 Page

Independent Auditors' Report...................................  3

Financial Statements:

  Statements of Net Assets Available for
    Benefits as of December 31, 1999 and 1998..................  4

  Statement of Changes in Net Assets Available
    for Benefits for the Year Ended December 31, 1999..........  5

  Notes to Financial Statements................................  6-11

Supplemental Schedules at and for the Year Ended December 31, 1999:

  Form 5500, Schedule H, Part IV, Item 4(i), Schedule of
    Assets Held for Investment Purposes........................  12-13

  Form 5500, Schedule H, Part IV, Item 4(j), Schedule of
    Reportable Transactions....................................  14

Signatures.....................................................  15

Exhibit 23-Independent Auditor's Consent.......................  16


Supplemental Schedules not listed are omitted due to the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT
----------------------------

To the Employee Benefits Committee of Franklin Electric Co., Inc.:

We have audited the accompanying financial statements of the Franklin Electric Directed Investment Salary Plan (the "Plan") as of December 31, 1999 and 1998 and for the year ended December 31, 1999, listed in the table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
Chicago, Illinois
May 25, 2000

              FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                 1999              1998
                                                 ----              ----
ASSETS
------

Investments, at fair value (Note 3):
  Short-term investments                  $ 1,249,700       $ 3,387,800
  Franklin Electric Common Stock           24,953,700        26,952,100
  Other Common Stocks                      22,135,900        24,832,400
  U.S. Government & Government Agencies     4,088,200         3,082,000
  Shares of Registered Investment Companies:
    Invesco Diversified Equity Fund        10,535,100         7,543,900
    Bank One Intermediate Bond Fund           699,400           434,700
                                           ----------        ----------
                                           63,662,000        66,232,900

Stable Return Fund:
  Insurance Company Contracts, at contract value
    (Note 5)                               10,699,300         9,615,700
  Collective Investment Fund                2,656,900               -

Participant loans                           1,246,200         1,052,400
                                           ----------        ----------
Total investments                          78,264,400        76,901,000

Receivables:
  Employer contribution                       666,300           617,200
  Employee contribution                       157,400           210,200
  Accrued investment income                   175,700           687,900
                                           ----------        ----------
  Total receivables                           999,400         1,515,300

Cash                                           18,600            37,200
                                           ----------        ----------
TOTAL ASSETS                               79,282,400        78,453,500

LIABILITIES
-----------
Fees payable                                    7,900            25,300
                                           ----------        ----------
TOTAL LIABILITIES                               7,900            25,300


NET ASSETS AVAILABLE FOR BENEFITS         $79,274,500       $78,428,200
                                          ===========       ===========

See notes to the financial statements.

               FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                             1999
                                                             ----

Additions:
  Interest and dividends                              $ 1,672,400
  Net appreciation(depreciation) in fair
    value of investments:
      Franklin Electric Common Stock                      925,200
      Other Common Stocks                                (275,100)
      U.S. Government & Government Agencies               (38,800)
      Diversified Equity Fund                           1,829,300
      Intermediate Bond Fund                              (31,100)
      Collective Investment Fund                          177,800
                                                       ----------
                                                        4,259,700
Contributions:
  Employer                                                666,300
  Employee                                              3,641,000
  Rollover                                                115,300
  Transfer from ESOP Diversification                       85,600
                                                       ----------
Total additions                                         8,767,900

Deductions:
  Benefits paid to participants                         7,627,200
  Administrative expenses                                 278,500
  Loan fees                                                15,900
                                                       ----------
Total deductions                                        7,921,600
                                                       ----------
Net increase                                              846,300

Net assets available for benefits,
  beginning of year                                    78,428,200
                                                       ----------
Net assets available for benefits,
  end of year                                         $79,274,500
                                                      ===========

See notes to the financial statements.

                 FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

                         NOTES TO FINANCIAL STATEMENTS

1.    PLAN DESCRIPTION
----------------------

GENERAL - The Franklin Electric Directed Investment Salary Plan (the "Plan") is a defined contribution employee benefit plan covering substantially all eligible employees who elect to participate with the exception of hourly employees at the Jonesboro facility. Company matching contributions for Bluffton hourly and Siloam Springs hourly and non-exempt employees are made to the Plan. Company matching contributions for all other eligible employees are made to the Company-sponsored Employee Stock Ownership Plan ("ESOP").

The Plan is administered by the Franklin Electric Co., Inc. (the "Company") Employee Benefits Committee("Plan Administrator"), appointed by the Company, and National City Bank of Indiana("Plan Trustee"). The Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA") of 1974. Participants should refer to the Plan Document and Summary Plan Description for more complete information.

CONTRIBUTIONS - Participating employees may elect to contribute from 1 percent to 15 percent of their eligible compensation to the Plan, subject to IRS limitations. The Company will contribute to the Plan or the ESOP an amount equal to 100 percent of the first 1 percent and 50 percent of the next 4 percent of the participant's contribution, or up to 3 percent of each employee's eligible compensation for the year, provided the Company's pre-tax profits for the year exceed 6 percent of the Company's net worth at the beginning of each year.

PARTICIPANT ACCOUNTS - Each participant's account is credited with: (a) the participant's contributions and withdrawals; and (b) Company matching contributions made to the Plan and Plan earnings, less expenses. Allocation of earnings and expenses are based on participants' account balances.

VESTING - Participants are fully vested in their accounts at all times.

INVESTMENT OPTIONS - Participating employees may invest their contributions in any or all of six different funds:

Fund # 1 - Franklin Electric Common Stock Fund - Contributions are invested principally in common stock of the Company with dividends reinvested in the Company common stock.

Fund # 2 - Aggressive Equity Fund - Contributions are invested principally in common stocks by a registered investment manager. Dividends and interest are reinvested.

Fund # 3 - Stable Return Fund - Contributions are invested in either individual Insurance Company Contracts purchased specifically for the Plan or a Collective Investment Fund comprised of guaranteed investment contracts, bank investment contracts and security backed contracts.

Fund # 4 - Short Term U.S. Government Fund - Contributions are invested principally in U.S. Government securities with maturities of one year or less. Interest is reinvested.

Fund # 5 - Diversified Equity Fund - Contributions are invested in a variety of equity securities of large publicly traded companies.

Fund # 6 - Intermediate Bond Fund - Contributions are invested in medium and high-grade fixed income securities.

DIVERSIFICATION ELECTION for ESOP - Participants who have attained the age of 55 and have at least 10 years of participation in the ESOP are given the opportunity to diversify up to 25% of their ESOP account balance into the Plan during the first 90 days after the close of the Plan year.

PARTICIPANT LOANS - Participant loans may not exceed the lesser of $50,000 or 50 percent of the Participant's account. Loan transactions are treated as a transfer between the investment fund and the loan fund. Loan terms range from 1 to 4 1/2 years for general purpose loans or up to 10 years for the purchase of a primary residence and are repaid through payroll deductions. Interest is charged at the prime rate plus one percent and is credited to the participant's account. All loan fees are paid by the participant, being deducted directly from the assets of his account.

BENEFITS - Participants may elect to receive a lump-sum distribution equal to the value of their account or receive equal monthly or annual installments over a specified period as defined by the Plan.

ADMINISTRATIVE EXPENSES - Administrative expenses are paid by the Plan.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
------------------------------------------------

BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

INVESTMENT VALUATION - Investment in Franklin Electric Co., Inc. Common Stock is valued at the last quoted sale or bid price as reported on a recognized security exchange.

Investments in the Insurance Company Contracts, which are fully benefit responsive, are valued at current participation unit value (Note 5).

Investments in the Collective Investment Fund are valued at the last reported sale or bid price.

Investment in other Common Stocks and U.S. Government and Government Agencies are valued at the last reported sale or bid price for the securities traded on recognized security exchanges or in the over-the-counter markets.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

PARTICIPANT LOANS - Participant loans are valued at cost, which approximates fair value.

3.    INVESTMENTS
-----------------

The following investments exceeded 5 percent of net assets at December 31, 1999 and 1998:
                                               1999                1998
                                               ----                ----
Franklin Electric Common Stock (355,527
  and 399,290 shares, respectively)     $24,953,700         $26,952,100
Invesco Diversified Equity Fund          10,535,100           7,543,900

4.    TAX STATUS
----------------

The Internal Revenue Service has stated in a determination letter dated May 6, 1996, that the Plan, as then designed, met the requirements of Section 401(a) of the Internal Revenue Code ("IRC"). The Plan's administrator and the Plan's counsel believe that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC. Accordingly, they believe that the Plan is qualified and the Plan's trust is exempt from federal income tax under section 501(a). Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    INSURANCE COMPANY CONTRACTS
---------------------------------

Under the contracts, guaranteed interest rates are established on a calendar year basis and may not be reduced lower than a specified amount. Guaranteed interest rates for the years ended December 31, 1999 and 1998 ranged from 5.98% to 8.10% and 5.65% to 8.10%, respectively, and the average collective yield for the years then ended was 6.51% and 6.59%, respectively.

6.    PLAN TERMINATION
----------------------

The Company has not expressed any intent to terminate the Plan. If the Plan was terminated, the termination would be subject to provisions set forth by ERISA, participants would be 100 percent vested, and the net assets of the Plan would be allocated among the participants and the beneficiaries of the Plan in the order provided for in ERISA.








7.    STOCK PURCHASE
--------------------

On April 19, 1999 and May 24, 1999, Franklin Electric Co., Inc. purchased from the Plan 11,300 shares and 7,100 shares, respectively, of common stock for $730,658 and $450,211, respectively, at the average closing price for Franklin Electric Co., Inc. common stock for the prior 20 trading days preceding the date of sale.

On March 22, 2000, Franklin Electric Co., Inc. purchased from the Plan 7,800 shares of common stock for $507,546 at the average closing price for Franklin Electric Co., Inc. common stock for the prior 20 trading days preceding the date of sale.

8.    SUBSEQUENT EVENTS
-----------------------

Effective April 1, 2000, Norwest Bank Minnesota N.A. became the Plan Trustee.

9.    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS BY FUND AS OF
------------------------------------------------------------------
DECEMBER 31, 1999 and 1998
--------------------------

1999
-----------------------------------------------------------------------------------------------------------------------------------
                                         Franklin    Aggressive  Stable   Short-term  Diversified Intermediate  Loan
                                         Electric      Equity    Return   U.S. Gov't     Equity       Bond     Account
                                         Cmn Stock
                                          Fund #1      Fund #2   Fund #3   Fund #4       Fund #5     Fund #6              Total
-----------------------------------------------------------------------------------------------------------------------------------
Assets:
Investments, at fair value:
 Short-term investments...............$   181,800 $   658,600 $    23,400 $   312,500 $    59,400 $  14,000  $      -   $ 1,249,700
 Franklin Electric Common Stock....... 24,953,700         -           -           -           -         -           -    24,953,700
 Other Common Stocks..................        -    22,135,900         -           -           -         -           -    22,135,900
 U.S. Government & Government Agencies        -           -           -     4,088,200         -         -           -     4,088,200
 Shares of Registered Investment
  Companies:
  Invesco Diversified Equity Fund.....        -           -           -           -    10,535,100       -           -    10,535,100
  Bank One Intermediate Bond Fund.....        -           -           -           -           -     699,400         -       699,400
                                       ----------  ----------  ----------  ----------  ----------  --------   ---------  ----------
                                       25,135,500  22,794,500      23,400   4,400,700  10,594,500   713,400         -    63,662,000

Stable Return Fund:
 Insurance Company Contracts..........        -           -    10,699,300         -           -         -           -    10,699,300
 Collective Investment Fund...........        -           -     2,656,900         -           -         -           -     2,656,900

Participant loans.....................        -           -           -           -           -         -     1,246,200   1,246,200
                                       ----------  ----------  ----------  ----------  ----------  --------   ---------  ----------
Total Investments..................... 25,135,500  22,794,500  13,379,600   4,400,700  10,594,500   713,400   1,246,200  78,264,400

Receivables:
 Employer contribution................    666,300         -           -           -           -         -           -       666,300
 Employee contribution................     47,600      37,800      22,800       7,500      38,900     2,800         -       157,400
 Accrued investment income............        700      27,800      77,900      69,000         300       -           -       175,700
                                       ----------  ----------  ----------  ----------  ----------  --------   ---------  ----------
Total Receivables.....................    714,600      65,600     100,700      76,500      39,200     2,800         -       999,400

Cash..................................     (7,600)     38,600      (6,300)    (17,500)     11,800      (400)        -        18,600
                                       ----------  ----------  ----------  ----------  ----------  --------   ---------  ----------
TOTAL ASSETS.......................... 25,842,500  22,898,700  13,474,000   4,459,700  10,645,500   715,800   1,246,200  79,282,400

Liabilities:
Fees payable..........................        -           -         2,500         -         5,400       -           -         7,900
                                       ----------  ----------  ----------  ----------  ----------  --------   ---------  ----------
TOTAL LIABILITIES.....................        -           -         2,500         -         5,400       -           -         7,900
                                       ----------  ----------  ----------  ----------  ----------  --------   ---------  ----------
NET ASSETS AVAILABLE FOR BENEFITS.....$25,842,500 $22,898,700 $13,471,500 $ 4,459,700 $10,640,100 $ 715,800 $ 1,246,200 $79,274,500
                                      =========== =========== =========== =========== =========== ========= =========== ===========


1998
-----------------------------------------------------------------------------------------------------------------------------------
                                         Franklin    Aggressive  Stable   Short-term  Diversified Intermediate  Loan
                                         Electric      Equity    Return   U.S. Gov't     Equity       Bond     Account
                                         Cmn Stock
                                          Fund #1      Fund #2   Fund #3   Fund #4       Fund #5     Fund #6              Total
-----------------------------------------------------------------------------------------------------------------------------------
Assets:
Investments, at fair value:
 Short-term investments...............$       -   $ 1,444,000 $ 1,653,500 $   111,400 $   112,800 $  66,100  $      -   $ 3,387,800
 Franklin Electric Common Stock....... 26,952,100         -           -           -           -         -           -    26,952,100
 Other Common Stocks..................        -    24,832,400         -           -           -         -           -    24,832,400
 U.S. Government & Government Agencies        -           -           -     3,082,000         -         -           -     3,082,000
 Shares of Registered Investment
  Companies:
  Invesco Diversified Equity Fund.....        -           -           -           -     7,543,900       -           -     7,543,900
  Bank One Intermediate Bond Fund.....        -           -           -           -           -     434,700         -       434,700
                                       ----------  ----------  ----------  ----------  ----------  --------   ---------  ----------
                                       26,952,100  26,276,400   1,653,500   3,193,400   7,656,700   500,800         -    66,232,900

Stable Return Fund:
 Insurance Company Contracts..........        -           -     9,615,700         -           -         -           -     9,615,700
 Collective Investment Fund...........        -           -           -           -           -         -           -           -

Participant loans.....................        -           -           -           -           -         -     1,052,400   1,052,400
                                       ----------  ----------  ----------  ----------  ----------  --------   ---------  ----------
Total Investments..................... 26,952,100  26,276,400  11,269,200   3,193,400   7,656,700   500,800   1,052,400  76,901,000

Receivables:
 Employer contribution................    617,200         -           -           -           -         -           -       617,200
 Employee contribution................     70,400      54,100      30,000       7,200      44,500     4,000         -       210,200
 Accrued investment income............        100      24,100     620,400      42,900         200       200         -       687,900
                                       ----------  ----------  ----------  ----------  ----------  --------   ---------  ----------
Total Receivables.....................    687,700      78,200     650,400      50,100      44,700     4,200         -     1,515,300

Cash..................................     (3,200)        -           -        43,400      (3,000)      -           -        37,200
                                       ----------  ----------  ----------  ----------  ----------  --------   ---------  ----------

TOTAL ASSETS.......................... 27,636,600  26,354,600  11,919,600   3,286,900   7,698,400   505,000   1,052,400  78,453,500

Liabilities:
Fees payable..........................      2,900      21,600         600        (200)        300       100         -        25,300
                                       ----------  ----------  ----------  ----------  ----------  --------   ---------  ----------
TOTAL LIABILITIES.....................      2,900      21,600         600        (200)        300       100         -        25,300
                                       ----------  ----------  ----------  ----------  ----------  --------   ---------  ----------
NET ASSETS AVAILABLE FOR BENEFITS.....$27,633,700 $26,333,000 $11,919,000 $ 3,287,100 $ 7,698,100 $ 504,900 $ 1,052,400 $78,428,200
                                      =========== =========== =========== =========== =========== ========= =========== ===========


10.    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND FOR THE
--------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1999 and 1998
-------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                         Franklin    Aggressive  Stable   Short-term  Diversified Intermediate  Loan
                                         Electric      Equity    Return   U.S. Gov't     Equity       Bond     Account
                                         Cmn Stock
                                          Fund #1      Fund #2   Fund #3   Fund #4       Fund #5     Fund #6              Total
-----------------------------------------------------------------------------------------------------------------------------------
Additions:

Interest and dividends................$   301,400 $   181,900 $   712,700 $   220,300 $   119,600 $  38,100  $   98,400 $ 1,672,400

Net appreciation(depreciation) in fair
 value of investments:
  Franklin Electric Common Stock......    925,200         -           -           -           -         -           -       925,200
  Other Common Stocks.................        -      (275,100)        -           -           -         -           -      (275,100)
  U.S. Government & Government Agencies       -           -           -       (38,800)        -         -           -       (38,800)
  Invesco Diversified Equity Fund.....        -           -           -           -     1,829,300       -           -     1,829,300
  Bank One Intermediate Bond Fund.....        -           -           -           -           -     (31,100)        -       (31,100)
  Collective Investment Fund..........        -           -       177,800         -           -         -           -       177,800
                                       ----------  ----------  ----------  ----------  ----------  --------   ---------  ----------
                                        1,226,600     (93,200)    890,500     181,500   1,948,900     7,000      98,400   4,259,700

Contributions:
  Employer............................    666,300         -           -           -           -         -           -       666,300
  Employee............................  1,149,700     926,800     519,000     120,200     852,500    72,800         -     3,641,000
  Rollover............................     22,300      18,900      25,200      19,300      24,100     5,500         -       115,300
  Transfer from ESOP Diversification..        -         5,800      19,500      13,200      32,400    14,700         -        85,600
                                       ----------  ----------  ----------  ----------  ----------  --------  ----------  ----------
                                        1,838,300     951,500     563,700     152,700     909,000    93,000         -     4,508,200

Total Additions.......................  3,064,900     858,300   1,454,200     334,200   2,857,900   100,000      98,400   8,767,900

Deductions:
  Benefits paid to participants.......  2,724,400   2,333,900   1,538,500     312,300     483,000   149,300      85,800   7,627,200
  Administrative expenses.............     59,500     160,000      19,800      10,200      28,200       800         -       278,500
  Loan fees...........................      1,800       5,700       4,600       1,300       2,200       300         -        15,900
                                       ----------  ----------  ----------  ----------  ----------  --------  ----------  ----------
Total Deductions......................  2,785,700   2,499,600   1,562,900     323,800     513,400   150,400      85,800   7,921,600

Interfund transfers - net............. (2,070,400) (1,793,000)  1,661,200   1,162,200     597,500   261,300     181,200         -
                                       ----------  ----------  ----------  ----------  ----------  --------  ----------  ----------
Net increase/(decrease)............... (1,791,200) (3,434,300)  1,552,500   1,172,600   2,942,000   210,900     193,800     846,300

Net assets available for
  benefits, beginning of year......... 27,633,700  26,333,000  11,919,000   3,287,100   7,698,100   504,900   1,052,400  78,428,200
                                       ----------  ----------  ----------  ----------  ---------- ---------  ----------  ----------
Net assets available for
  benefits, end of year...............$25,842,500 $22,898,700 $13,471,500 $ 4,459,700 $10,640,100 $ 715,800 $ 1,246,200 $79,274,500
                                      =========== =========== =========== =========== =========== ========= =========== ===========


                  FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN
        FORM 5500, SCHEDULE H, PART IV, ITEM 4(i), SCHEDULE OF ASSETS HELD FOR
                    INVESTMENT PURPOSES AT DECEMBER 31, 1999
                    ----------------------------------------

                        Description of Investment
Identity of Issue,      Including Maturity Date,
Borrower, Lessor        Interest Rate, Collateral
or Similar Party        and Par or Maturity Value      Cost       Fair Value
----------------        -------------------------      ----       ----------

* National City Bank    Armada Money Market Fund   $    73,400   $    73,400
   of Indiana

* U.S. Government       Treasury Money Market Fund   1,176,300     1,176,300

* Franklin Electric
   Co., Inc.            Common Stock                12,397,800    24,953,700

* National City Bank    Other Common Stocks
   of Indiana             American Intl. Group Inc.    206,700       608,200
                          AON Corp.                    165,100       780,000
                          Associates First Capital
                            Corp.                      314,600       329,300
                          MBNA Corp.                   229,800     1,103,600
                          Northern Tr Corp.            408,600     1,272,000
                          State Street Corp.           491,000     1,461,300
                          Avery Dennison Corp.         216,600     1,093,100
                          Illinois Tool Works Inc.     108,400       810,800
                          Molex Inc.-Cl A              340,000     1,131,200
                          Shared Medical Systems Corp. 728,900       764,100
                          Zebra Technologies Corp.-
 Cl A                      185,000       585,000
                          Autozone Inc.                607,500       646,300
                          Cintas Corp.                 283,000       811,600
                          Kohls Corp.                   53,900       433,100
                          Wallace Computer Services,
 Inc.                      464,000       266,000
                          Blyth Inds Inc.              169,200       184,200
                          CVS Corporation              405,800       797,500
                          U.S. Foodservice Inc.        337,500       502,500
                          Walgreen Company              66,900       936,000
                          Automatic Data Processing
 Inc.                      126,400     1,077,500
                          Boise Cascade Office Product 292,300       300,000
                          Concord Efs, Inc.            108,300     1,351,900
                          Office Depot                 372,100       412,500
                          Univision Comm Inc.          106,300       510,900
                          ABM Inds Inc                 340,700       203,700
                          Unifirst Corp.               130,500       189,400
                          Littelfuse Inc Com.          204,400       242,700
                          Ackerly Group Inc Com.       381,800       453,100
                          Comcast Corp.                516,100       505,600
                          Fiserv Inc. Com.             299,200       383,100
                          Freddie Mac Com.             315,000       282,400
                          Household Int'l. Corp. Com.  778,600       745,000
                          First Data Corp. Com.        424,700       962,300

                        Description of Investment
Identity of Issue,      Including Maturity Date,
Borrower, Lessor        Interest Rate, Collateral
or Similar Party        and Par or Maturity Value      Cost       Fair Value
----------------        -------------------------      ----       ----------

* National City Bank    U.S. Treasury Notes
   of Indiana             4.625% due 11/30/00          350,700       345,600
                          6.000% due 8/15/00           510,700       500,500

                        Fed Home Loan
                          4.790% due 2/4/00            499,700       499,400
                          5.000% due 2/24/00           499,500       499,100
                          5.040% due 3/29/00           500,000       498,600
                          5.710% due 8/9/00            699,500       697,600
                          5.900% due 9/22/00           400,000       398,600
                          6.050% due 11/3/00           351,100       349,000

                        Fed National Mtg Association
                          6.290% due 10/4/00           300,600       299,800

  Invesco               Risk Controlled Alpha        8,937,400    10,535,100
                          Diversified Equity

  Bank One              The One Group                  724,100       699,400
                          Intermediate Bond

  Insurance Company Contracts:

  Lincoln National
    Life Insurance Co.   8.10% due 12/31/96
                           through 1/31/01           3,960,100     3,960,100
  Allstate Life
    Insurance Co.        6.05% due 12/29/00          2,682,100     2,682,100
                         5.98% due 2/3/03            2,496,800     2,496,800

  Security Life of
    Denver Insurance Co. 6.50% due 12/31/01          1,560,300     1,560,300


* Norwest Bank
    Indiana NA           Collective Investment Fund  2,519,600     2,656,900


                         Participant loans
                         (Interest rates
                         ranging from 8.75 to
                         9.75 percent and
                         maturities ranging
                         from 2000 to 2010           1,246,200     1,246,200
                                                    ----------    ----------
                                                   $52,064,800   $78,264,400
                                                   ===========   ===========

* Represents a party-in-interest as defined by ERISA.

               FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

  FORM 5500, SCHEDULE H, PART IV, ITEM 4(j), SCHEDULE OF REPORTABLE TRANSACTIONS

                    For the Year Ended December 31, 1999
                    ------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                   Description of Assets                                                             Current Value
Identity of        (Include Interest Rate                                                            of Asset on
Party              and Maturity in           Number of       Purchase      Selling      Cost of      Transaction       Net Gain
Involved           Case of Loan)           Transactions       Price         Price        Asset        Date             or (Loss)
--------------------------------------------------------------------------------------------------------------------------------
Series of Reportable Transactions

U.S. Government    Federated U.S.            114 Purchases   $ 6,834,800                             $ 6,834,800       $    -
                   Treasury Fund              75 Sales                     $10,043,700  $10,043,700   10,043,700            -

Foresight          Short term CD Fund          8 Purchases        56,900                                  56,900            -
                                               3 Sales                         235,800      235,800      235,800            -

U.S. Government    Treasury Money Market     268 Purchases    10,774,300                              10,774,300            -
                   Fund                      148 Sales         9,598,000     9,598,000    9,598,000    9,598,000            -

Armada             Money Market Fund         136 Purchases     2,492,600                               2,492,600            -
                                              66 Sales                       2,419,200    2,419,200    2,419,200            -



                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly cause this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           Franklin Electric Co., Inc.
                                           Directed Investment Salary Plan



Date  June 27, 2000                       By /s/ GREGG C. SENGSTACK
      ----------------------------           ---------------------------
                                           Gregg C. Sengstack
                                           Member
                                           Employee Benefits Committee